Press Release                                            Mumbai, April 16, 2001


                  Board Meeting for consideration of Accounts

The Board of Directors of the ICICI Bank Limited (NYSE Code: IBN) is scheduled to meet on Thursday, April 26, 2001 to, amongst other things, consider and take on record the audited annual accounts for the year ended on March 31, 2001 and recommend dividend, if any, on equity shares of the Bank for the year ended March 31, 2001.

The annual accounts will be available on the Bank's web-site at http://www.icicibank.com after the approval of the Board on April 26, 2001.


           For investors' queries, contact :

                      Mr. Bhashyam Seshan
                      Phone:  (91)-22-653 8420 or 653 7560
                      e-mail: bhashyams@icicibank.com


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          Except for the historical information contained in this Press Release, statements in this Press Release which contain words or phrases such as "will" and similar expressions or variations of such expressions may constitute "forward looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include exposure to market risks as well as other risks detailed in the report filed by ICICI Bank Limited with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.